Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Pembina Pipeline Corporation ("Pembina")
4000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1

2.	Date of Material Change:

June 1, 2021

3.	News Release:

Pembina and Inter Pipeline Ltd. ("IPL") issued a joint press release on June 1, 2021, which was disseminated through the facilities of Cision and subsequently filed on SEDAR.

4.	Summary of Material Change:

On June 1, 2021, Pembina and IPL announced that they entered into an arrangement agreement (the "Arrangement Agreement") dated May 31, 2021 pursuant to which Pembina will acquire all of the issued and outstanding common shares of IPL ("IPL Common Shares") pursuant to a court approved plan of arrangement under the Business Corporations Act (Alberta) (the "Transaction").

5.	Full Description of Material Change:

On June 1, 2021, Pembina and IPL announced that they entered into the Arrangement Agreement. Under the terms of the Transaction, holders of IPL Common Shares ("IPL Shareholders") will, for each IPL Common Share held, receive 0.5 of a common share of Pembina (each whole share, a "Pembina Common Share").

The Arrangement Agreement provides for customary non-solicitation covenants, subject to the fiduciary obligations of the board of directors of IPL (the "IPL Board"), and the right of Pembina to match any superior proposal (as defined in the Arrangement Agreement) within five business days. The Arrangement Agreement provides for the payment by IPL of a $350 million termination fee if the Arrangement Agreement is terminated in certain specified circumstances, including, among other things, in the event that: (a) the IPL Board withdraws, modifies, qualifies or changes any of its recommendations or determinations with respect to the Transaction in a manner adverse to Pembina; (b) the IPL Board accepts, recommends, approves or enters into an agreement to implement a superior proposal; or (c) an acquisition proposal (as defined in the Arrangement Agreement) in respect of IPL is completed, including the successful completion of the February 22, 2021 unsolicited take-over bid (the "Existing Bid") by Bison Acquisition Corp. ("Brookfield"), an affiliate of Brookfield Infrastructure Partners L.P., for the outstanding IPL Common Shares, if the amount or form of consideration offered thereunder is changed or varied. Subject to the filing of a notice of variation under applicable Canadian securities laws in respect of the proposed increase to the consideration offered under the Existing Bid announced by Brookfield on June 2, 2021, in the event that the Existing Bid, as varied by such notice of variation and as may be further changed or varied from time to time thereafter, is completed, the $350 million termination fee will be payable by IPL to Pembina. The Arrangement Agreement also provides for the payment by Pembina of a reverse termination fee of $350 million if the Arrangement Agreement is terminated in specified circumstances where approval of the Transaction under the Competition Act (Canada) has not been received. The Arrangement Agreement may be terminated by mutual written consent of Pembina and IPL and by either party in certain circumstances as more particularly set forth in the Arrangement Agreement. Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Transaction is not consummated by January 5, 2022, which date can be extended by Pembina or IPL for up to an additional 90 days if certain regulatory approvals have not been obtained.

The Transaction is subject to a number of conditions, including, among others: (a) approval of at least 66⅔% of the votes cast by IPL Shareholders present in person or represented by proxy at an annual and special meeting of the IPL Shareholders to be called by IPL to consider, among other things, the Transaction; (b) approval of at least a majority of the votes cast by holders of Pembina Common Shares ("Pembina Shareholders") present in person or represented by proxy at a special meeting of the Pembina Shareholders to be called by Pembina to consider the issuance of Pembina Common Shares in connection with the Transaction; (c) approval of the Court of Queen's Bench of Alberta; (d) receipt of certain required regulatory and government approvals, including the approval under the Competition Act (Canada) and the Canada Transportation Act in Canada and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States; and (e) other customary closing conditions. It is also a condition in favour of Pembina that holders of not greater than 5% of the outstanding IPL Common Shares shall have validly exercised dissent rights with respect to the Transaction that have not been withdrawn at the effective date (unless Brookfield shall have validly exercised dissent rights with respect to the Transaction, in which case the relevant threshold is 15%). The completion of the Transaction is also subject to the approval of the listing of the Pembina Common Shares issuable pursuant to the Transaction on the Toronto Stock Exchange and approval, subject to official notice of issuance, of the listing of the Pembina Common Shares issuable pursuant to the Transaction on the New York Stock Exchange.

Pembina and IPL have agreed to use all commercially reasonable efforts to call a meeting of the Pembina Shareholders and IPL Shareholders, respectively, on July 29, 2021 and by no later than August 10, 2021. In the Joint Information Circular (as defined below), the board of directors of Pembina (the "Pembina Board") and the IPL Board will each provide a unanimous written recommendation that the Pembina Shareholders and IPL Shareholders, respectively, vote in favour of the Transaction (or, in the case of Pembina Shareholders, in favour of the issuance of Pembina Common Shares in connection with the Transaction).

Provided that the requisite approvals of the IPL Shareholders and Pembina Shareholders are obtained, the parties expect closing to occur as soon as possible thereafter following receipt of the final order of the Court of Queen's Bench of Alberta and subject to receipt of all required regulatory approvals and the satisfaction or waiver of all other conditions to closing.

The Transaction was unanimously approved by each of the Pembina Board and the IPL Board and is expected to close in the fourth quarter of 2021, subject to the satisfaction or waiver of all required conditions to closing. In making its determination, the Pembina Board received a verbal opinion from Scotia Capital Inc. that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration payable pursuant to the Transaction is fair, from a financial point of view, to Pembina.

Subject to the completion of the Transaction, Pembina expects to increase its monthly dividend rate by $0.01 per Pembina Common Share, or 4.8%. In addition, subject to the successful commissioning and in-service of the Heartland Petrochemical Complex, Pembina expects to increase its monthly dividend rate by a further $0.01 per Pembina Common Share.

Following the completion of the Transaction, the combined entity will be led by Pembina's senior executive team. Representation from IPL on the Pembina Board will be determined prior to closing of the Transaction.

Further information regarding the Transaction will be contained in a joint information circular that Pembina and IPL will prepare, file and mail in due course to their respective shareholders in connection with the meetings of the IPL Shareholders and the Pembina Shareholders (the "Joint Information Circular").

Complete details of the terms of the Transaction are set out in the Arrangement Agreement, which has been filed and is available for viewing on SEDAR under Pembina's profile at www.sedar.com.

5.1	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact:

Scott Burrows

Senior Vice President & Chief Financial Officer

Phone: (403) 231-3156

9.	Date of Report:

June 4, 2021

Forward-Looking Statements and Information

This material change report contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "intends", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this material change report contains forward-looking statements pertaining to, without limitation, the following: the Transaction, including its anticipated completion and the timing thereof; future dividends, including increases in the amounts thereof, which may be declared on Pembina Common Shares on any future dividend payment date; the payment of any termination fee under the Arrangement Agreement; the meetings of the Pembina Shareholders and the IPL Shareholders, including the timing thereof; the Joint Information Circular, including the recommendations of the Pembina Board and the IPL Board expected to be included therein; management of the combined company following the completion of the Transaction; the composition of the Pembina Board following the completion of the Transaction; and the receipt of required regulatory, court and securityholder approvals for the Transaction.

These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this material change report regarding, among other things: the ability of the parties to satisfy the conditions to closing of the Transaction in a timely manner and on acceptable terms; that favourable circumstances continue to exist in respect of current operations and current and future growth projects; the availability of capital to fund future capital requirements relating to existing assets and projects; that the combined entities' future results of operations will be consistent with past performance and management expectations in relation thereto; that the Heartland Petrochemical Complex will be placed in-service on time and on budget in accordance with current expectations; oil and gas industry exploration and development activity levels and the geographic region of such activity; prevailing regulatory, tax and environmental laws and regulations; the ability of the combined company to maintain favourable credit ratings; future cash flows; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that any third-party projects relating to the combined company's growth projects will be sanctioned and completed as expected; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the relevant facilities which are not recoverable from customers; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of the parties to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; actions by governmental or regulatory authorities; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com and in IPL's public disclosure documents available at www.sedar.com and through IPL's website at www.interpipeline.com. In addition, the closing of the Transaction may not be completed, or may be delayed if the parties' respective conditions to the closing of the Transaction, including the timely receipt of all necessary regulatory approvals, are not satisfied on the anticipated timelines or at all. Accordingly, there is a risk that the Transaction will not be completed within the anticipated time, on the terms currently proposed and disclosed in this material change report or at all.

In respect of the forward-looking statements and information concerning the potential increases in Pembina's dividend, Pembina has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions in respect of: prevailing commodity prices, margins and exchange rates; that the combined entities future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations. Pembina will also be subject to corporate legal requirements in respect of declaring dividends at such time.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this material change report speak only as of the date of this material change report. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.